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ENERGEN CORPORATION                                                   EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except for Ratios)

                                                                 Years Ended September 30,

                                                    1997       1996        1995        1994        1993
                                                  -------     -------     -------     -------     -------
Earnings, as defined:

  Income from continuing operations
    before provision for income taxes  . . . .    $32,094     $26,589     $22,989     $30,362     $21,489

Add:
  Interest, net of amounts capitalized (1) . .     22,906      13,920      11,818      11,345      10,605
  Dividends on preferred stock of subsidiary .          0           0           0           0          70
                                                  -------     -------     -------     -------     -------

Total earnings, as defined . . . . . . . . . .    $55,000     $40,509     $34,807     $41,707     $32,164
                                                  =======     =======     =======     =======     =======

Fixed charges, as defined:

  Interest (1) . . . . . . . . . . . . . . . .    $22,906     $13,920     $11,818     $11,345     $10,605
  Dividends on preferred stock of subsidiary .          0           0           0           0          70
                                                  -------     -------     -------     -------     -------

Total fixed charges, as defined  . . . . . . .    $22,906     $13,920     $11,818     $11,345     $10,675
                                                  =======     =======     =======     =======     =======

Ratio of earnings to fixed charges . . . . . .       2.40        2.91        2.95        3.68        3.01
                                                  =======     =======     =======     =======     =======
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(1)  Includes amortization of debt discount and expense.